# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

　　☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

*Name of issuer*
BTG Operations, LLC

*Legal status of issuer*

　　***Form***
　　Limited Liability Company

　　***Jurisdiction of Incorporation/Organization***
　　Texas

　　***Date of organization***
　　November 18, 2014

*Physical address of issuer*
5214 Burleson Road, Suite 209, Austin, TX 78744

*Website of issuer*
www.brakestogo.com

*Current number of employees*
9

|  | **Most recent fiscal year-end April 30, 2020** | **Prior fiscal year-end April 30, 2019** |
|---|---|---|
| **Total Assets** | $751,824 | $478,726 |
| **Cash & Cash Equivalents** | $360,711 | $89,312 |
| **Accounts Receivable** | $9,090 | $10,773 |
| **Short-term Debt** | $216,600 | $0.00 |
| **Long-term Debt** | $1,276,387 | $611,628 |
| **Revenues/Sales** | $2,059,915 | $1,945,807 |
| **Cost of Goods Sold** | $1,119,829 | $1,019,254 |
| **Taxes Paid** | $7,769 | $7,254 |
| **Net Income** | -$146,249 | $3,797 |

**May 1, 2020**

**FORM C-AR**

**BTG Operations, LLC**



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by BTG Operations, LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.brakestogo.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is May 1, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

### *Forward Looking Statement Disclosure*

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

# Table of Contents

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

BTG Operations, LLC (the "Company") is a Texas Limited Liability Company, formed on November 18, 2014. The Company is currently also conducting business under the name of Brakes To Go. The Company is authorized by the State of Texas to conduct any lawful business operation.

The Company is located at 5214 Burleson Road, Suite 209, Austin, TX 78744.

The Company's website is www.brakestogo.com.

The information available on or through our website is not a part of this Form C-AR.

**The Business**

Brakes To Go primarily sells mobile, on-demand automotive brake repair to consumers, commercial entities, and government entities wherever their vehicles are located and in the normal course of their operational day.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***The development and commercialization of our mobile brake repair service is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved automotive brake services and thus may be better equipped than us to develop and commercialize automotive brake services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, and our ability to generate meaningful additional revenues from our services.

***As a distributor of automotive brake parts, our business depends on developing and maintaining close and productive relationships with our vendors.***

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

***The Company's success depends on the experience and skill of the board of directors/executive committee, its executive officers and key employees.***

In particular, the Company is dependent on Jonathan R. Ganther, Chief Operations Officer, and Randall C. Huntsinger, Chief Executive Officer of the Company. The Company has or intends to enter into employment agreements with Jonathan R. Ganther and Randall C. Huntsinger although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jonathan R. Ganther and Randall C. Huntsinger or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We rely on various intellectual property rights, including but not limited to trademarks in order to operate our business.***

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also may rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our services infringe upon their intellectual property rights.***
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***We have not prepared any audited financial statements.***
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We are subject to U.S. income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.***
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-

income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which a determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company has indicated that it has engaged in certain transactions with related persons.***

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

***Substantial disruption at vendor facilities that manufacture and/or distribute the automotive parts we sell to consumers can or could occur.***

A disruption in production at our third-party vendor manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of other suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, tariffs, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

***The consolidation of commercial customers could adversely affect us.***

Commercial customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger commercial customers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

***Global economic downturn, regardless of cause, including but not limited to natural disasters and pandemics, could adversely affect us.***

A disruption in operations can be expected in the event of regional, national, or global economic downturns, regardless of cause. This is true regardless of direct impact on Company operations, as customer financial viability is essential for their ability to purchase the goods and services offered by the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

**BUSINESS**

**Description of the Business**

Brakes To Go primarily sells mobile, on-demand automotive brake repair to consumers, commercial entities, and government entities wherever their vehicles are located and in the normal course of their operational day.

**Business Plan**

In general, people dislike car repair. It's usually inconvenient, it's often expensive, but worst of all, it's an experience that often includes getting ripped-off. A December 2016 national AAA survey revealed that two of three Americans don't trust repair shops in general — citing overcharges, recommendations for unnecessary repairs, and poor past experiences as the reasons for their lack of confidence. As over 90% of U.S. households own at least one car, this experience is something that almost everyone eventually faces. At Brakes To Go ("BTG"), we feel there is one best word to describe customer service transactions in which the market of millions are dissatisfied about mandatory purchases they can't avoid – OPPORTUNITY. There is a different way to service these customers, and even better, the existing market providers won't offer it.

BTG offers a revolution in the automotive service industry. BTG provides consumers an innovative option for dealing with a dreaded automotive service necessity – brake repair – by providing mobile brake service on demand wherever a customer vehicle happens to be located. By using a mobile service model BTG eliminates inconvenience from this customer service experience while concurrently reducing overhead expenses that normally inflate the minimum bill a traditional "brick & mortar" automotive service shop must offer for identical repairs. This mobile service option is possible because modern brake repair no longer requires the use of fixed assets and heavy equipment that previously necessitated a physical shop presence. The vast majority of brake system repairs now involve the replacement of wearable components engineered for simple installation with a limited set of hand tools. To the customer, the BTG experience means brake repair in the normal course of their day at a price that can't be matched by a traditional brick & mortar shop.

**History of the Business and/or Founders**

Founder Jonathan R. Ganther initially conceived of a mobile brake repair service in early 2013. Working alone, Mr. Ganther demonstrated the viability of the mobile brake repair concept until eventually partnering with Randall C. Huntsinger to formally start the company now operating as Brakes To Go on November 18, 2014. That Company began operations on May 1, 2015.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| sell and install automotive brake parts | Our technicians repair automotive brake systems. Our services include but are not limited to pad replacement, rotor replacement, caliper replacement, booster replacement, master cylinder replacement and certain brake line repairs and replacement. | We currently service Austin, Texas, but are expanding to service Dallas/Fort Worth in summer of 2020. |

Brakes To Go offers a new approach to automotive service due to the convenience and time-saving aspects of our unique mobile model. Our mobility sets us apart from traditional automotive service centers -- a delivery model as unique as it is exportable. Our goal is to use the proceeds of this and/or subsequent Offerings for to fund general operations, including advertising and expansion of our service regions.

## Competition

The Company's primary competitors are "brick & mortar" automotive service centers (Firestone, Pep Boys, Brake Check, etc.) and automobile dealer service centers (Chevrolet, Ford, Chrysler, etc.). These competitors easily control in excess of 95% of the service market.

The automotive service market is highly competitive and Brakes To Go is confronted by aggressive competition in all geographic service areas, both present and anticipated. Competitors include large, well-established national brands operating both corporate and franchise service centers. Additionally, smaller, mid-sized companies operate automotive service centers across multiple locations per city. Finally, automobile dealerships aggressively market their dealer service departments to both new and used car buyers. Nevertheless, these are "brick & mortar" providers and have typically found the convenience, customer service reputation, and affordability that are the natural consequence of Brakes To Go's low-overhead mobile service model difficult to beat.

## Customer Base

Brakes To Go's primary customers include any consumer who owns an automobile (i.e., individuals, families) and any company or government entity dependent on automobiles to provide their goods or services (i.e., contractors, landscapers, plumbers).

## Intellectual Property

### *Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| 4,872,063 | Repair or maintenance of automobiles; mobile automotive brake repairs services provided at the customer's location. | BRAKES TO GO | March 31, 2015 | December 15, 2015 | United States of America |

**Governmental/Regulatory Approval and Compliance**

The Company is dependent on the following regulatory approvals:

| Line of Business | Government Agency | Type of Approval | Application Date | Grant Date |
|---|---|---|---|---|
| N/A | | | | |

None.

**Litigation**

To the Company's knowledge, there are no existing legal suits threatened or pending against the Company. Likewise, the Company has not initiated any legal suits.

**Other**

The Company's principal address is 5214 Burleson Road, Suite 209, Austin, TX 78744

**DIRECTORS, OFFICERS AND EMPLOYEES**

**Directors**

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Jonathan R. Ganther

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Chief Operations Officer (03/2019 - present)
Director of Operations (03/2015 - 03/2019)

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Mr. Ganther is a Co-Founder of the Company. He is the Company's most senior operations officer and is responsible for day-to-day operations of the company, including supervision of all employees and management of all customer service interactions.

*Name*

Randall C. Huntsinger

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Chief Executive Officer (03/2019 - present)
General Counsel (03/2015 – present)
Director of Management (03/2015 - 03/2019)

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Mr. Huntsinger is a Co-Founder of the Company. He is the Company's most senior executive officer. He is responsible for the administrative affairs of the company, including the duties normally reserved for a financial officer and for corporate general counsel; Mr. Huntsinger is a licensed attorney with an undergraduate accounting degree.

---

**Officers**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Jonathan R. Ganther

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Chief Operations Officer (03/2019 - present)
Director of Operations (03/2015 - 03/2019)

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Mr. Ganther is a Co-Founder of the Company. He is the Company's most senior operations officer and is responsible for day-to-day operations of the company, including supervision of all employees and management of all customer service interactions.

---

*Name*

Randall C. Huntsinger

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Chief Executive Officer (03/2019 - present)
General Counsel (03/2015 – present)
Director of Management (03/2015 - 03/2019)

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Mr. Huntsinger is a Co-Founder of the Company. He is the Company's most senior executive officer. He is responsible for the administrative affairs of the company, including the duties normally reserved for a financial officer and for corporate general counsel; Mr. Huntsinger is a licensed attorney with an undergraduate accounting degree.

---

### *Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

### Employees

The Company currently has 9 employees in Texas.

### CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Class A stock LLC/Membership Interests |
| --- | --- |
| **Amount outstanding** | 3,150,083 |
| **Voting Rights** | At an authorized Member Meeting any Class A stockholding LLC member may vote his or her shares on agenda items designated for a vote. |
| **Anti-Dilution Rights** | None. |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | n/a |

The Company has the following debt outstanding:

| Type of debt | Note |
|---|---|
| **Name of creditor** | Brunson Family LLC |
| **Amount outstanding** | $212,500.00 |
| **Interest rate and payment schedule** | 6% APR; interest paid monthly |
| **Amortization schedule** | This note has an open term; currently interest only. |
| **Describe any collateral or security** | none |
| **Maturity date** | |
| **Other material terms** | There is no set maturity date due to open nature of this note. |

| Type of debt | Note |
|---|---|
| **Name of creditor** | Epic Match Enterprises LLC |
| **Amount outstanding** | $75,000.00 |
| **Interest rate and payment schedule** | 9.5% APR; interest paid monthly |
| **Amortization schedule** | Interest payment occur monthly based on prior month's accrued interest on outstanding principal. Principal payments occur monthly at $3,304.09/month beginning July 15, 2019. |
| **Describe any collateral or security** | none |
| **Maturity date** | April 15, 2021 |
| **Other material terms** | |

| | |
|---|---|
| **Type of debt** | Note |
| **Name of creditor** | Allen J. Ramlow |
| **Amount outstanding** | $26,250.00 |
| **Interest rate and payment schedule** | 6% APR; interest paid monthly |
| **Amortization schedule** | Interest payment occur monthly based on prior month's accrued interest on outstanding principal. Principal payments occur monthly at $1,458.33/month beginning November 15, 2016. |
| **Describe any collateral or security** | none |
| **Maturity date** | October 15, 2020 |
| **Other material terms** | |

| | |
|---|---|
| **Type of debt** | Note |
| **Name of creditor** | Anthony J Rizzo |
| **Amount outstanding** | $50,000.00 |
| **Interest rate and payment schedule** | 9% APR; interest paid monthly |
| **Amortization schedule** | Interest payment occur monthly based on prior month's accrued interest on outstanding principal. Principal payments occur monthly at $2,500/month beginning September 15, 2019. |
| **Describe any collateral or security** | none |
| **Maturity date** | April 15, 2021 |
| **Other material terms** | |

| | |
|---|---|
| **Type of debt** | Note |
| **Name of creditor** | United States Treasury Department |
| **Amount outstanding** | $101,500.00 |
| **Interest rate and payment schedule** | 1% APR |
| **Amortization schedule** | PPP COVID-19 Disaster Loan; if funds are used for designated purposes this note is forgiven, alternately principal payments of $5,638.88 monthly are due beginning November 30, 2020. |
| **Describe any collateral or security** | none |
| **Maturity date** | April 30, 2022 |
| **Other material terms** | |

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| LLC/Membership Interests | 60,000 | $45,000.00 | Friends & Family investment for operations and to secure additional marketing. | January 1, 2017 | Rule 504 |
| LLC/Membership Interests | 25,000 | $50,000.00 | Friends & Family investment for operations and to secure additional marketing. | January 1, 2018 | Rule 504 |
| Convertible Notes | | $424,995.00 | expansion and operating capital | August 27, 2019 | Regulation CF |

## Ownership

A majority of the Company (~70%) is owned equally by Jonathan R. Ganther and Randall C. Huntsinger. The remaining ~30% of the Company is split between thirteen "Friends & Family" investors, each having small percentages, the single largest of which holds less than 8% equity position.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|
| Randall C. Huntsinger | 34.6% |
| Jonathan R. Ganther | 34.6% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**2019 Calendar Year Tax Return Information**

| Total Income January – December 2019 | Taxable Income January – December 2019 | Total Tax January – December 2019 |
|---|---|---|
| $2,178,093 | -$21,956 | $0.00 |

## Operations

On April 30, 2020, Brakes To Go enjoyed the completion of its fifth year of operations. Operating in Austin, Texas, the Company began posting positive EBITDA numbers in Year 3 and positive monthly net income numbers over the last six months of Year 4. Similar performance numbers were posted in the first months of Year 5. That said, in this fifth year of operations the Company has experienced significant financial setbacks. The global COVID19 pandemic which began in February 2020 devastated revenues in Austin and has delayed the Company's expected expansion of services to Dallas/Fort Worth (now estimated to begin in June 2020). Losses from February, March, and April of 2020 wiped out all gains and advances for the year. An expensive increase in advertising in the last months of 2019 initially seemed productive, resulting in near-record January 2020 revenues of approximately $196K and profitability of $6.5K. This growth was halted in its tracks by the pandemic, however, with revenues plummeting to $163K in February, $149K in March, and a dismal $125K in April. Combined with contractual commitments to increased advertising that were signed prior to the pandemic, these greatly reduced revenues and increased expenditures resulted in significant loss.

In general, similar losses are expected to continue into fiscal year six and the foreseeable future – at least until such time as the world wide pandemic slows.

Nevertheless, the Company remains optimistic for Year 6. The Company is presently closing on Small Business Administration funding which includes a forgivable Payroll Protection Program loan of $101,500 and an Economic Injury Disaster Loan that is expected to close in May or early June of 2020 for $150,000. Both loans have been approved and the PPP loan has been funded. Additionally, the Company has streamlined expenses to reduce certain advertising that simply did not make sense during a pandemic. The Company is confident these cost-cutting measures and SBA funds, combined with the Offering proceeds from the 2019 Regulation CF raise, will be sufficient to capitalize operations until the pandemic slows and recovery can begin.

With regard to expansion, the Company anticipates initial expansion into the Dallas/Fort Worth region of North Texas in June of 2020, and hopefully into Harris County (Houston) in early 2021. The Company does not anticipate becoming profitable during the first 6-12 months of service in expansion markets. The majority of Offering proceeds used during this period will cover the extensive brand awareness marketing necessary to introduce the new market to Company's unique, convenient alternative to spending a day at the auto repair shop. Operational goals during the first year in new regions include raising customer transaction count sufficiently high to require staffing of four technicians and gross sales of at least $1M. These goals are obviously subject to variables inherent in the COVID19 pandemic.

**Liquidity and Capital Resources**

For the period disclosed (May 1, 2019, thru April 30, 2020), the following capital was raised by the Company:

- August 27, 2019: Regulation CF offering which raised $424,995 and closed in December 2019;

- April 30, 2020: COVID19 economic injury disaster loan advance grant of $10,000 and payroll protection program loan of $101,500.

The Company has not had additional sources of capital in this period but does anticipate closing on an additional $150,000 SBA Economic Disaster Injury Loan in June of 2020.

**Capital Expenditures and Other Obligations**

The Company has committed to one significant capital expenditure – a fully redesigned and retooled website, enhanced for ease of use, mobility, and accessibility. The Company has signed an approximately $70K contract with Monkee-Boy Web Design, Inc, to produce this industry-leading desktop and mobile website. Work began on this project in February 2020 and this purchase is being financed over twenty-four months.

As of the date of the document, the Company does not anticipate other additional capital expenditures over the next twelve months. The Company anticipates expansion into new service regions over the next twelve months but will initially do so via reassignment of existing service vans to these new regions. Depending on the success said expansion, additional service vans might be purchased and outfitted during this period, but these assets would be purchased under existing credit agreements or new loans.

**Material Changes and Other Information**

**Trends and Uncertainties**

As previously disclosed, the Company has experienced significant financial setbacks resulting from the COVID19 pandemic crisis that began in February 2020. These losses are expected to continue into fiscal year six and the foreseeable future – at least until such time as the world wide pandemic slows. Pandemic effects are represented in Company financial statements, which are included in this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

*Loans*

| Related Person/Entity | Allen Ramlow |
|---|---|
| Relationship to the Company | Mr. Ramlow, having recently married, is now the step-father of Jonathan R. Ganther, COO. |
| Total amount of money involved | $70,000.00 |
| Benefits or compensation received by related person | Mr. Ramlow's promissory note is approximately 88% repaid. He receives monthly interest payments and monthly principal payments, per payment schedule included in the note. |
| Benefits or compensation received by Company | Mr. Ramlow's loan provided the Company seed capital to commence initial operations. |
| Description of the transaction | Brakes To Go's seed capital came from Friends & Family who had seen us in action and believed in our vision. Our initial funding was accomplished by issuing low-interest promissory notes to founding investors in addition to conveying small equity percentages in the Company up-front (venture debt). One such Founder was the step-father of Jonathan R. Ganther, COO. |

*Securities*

| Related Person/Entity | See above. |
|---|---|
| Relationship to the Company | See above. |
| Total amount of money involved | $0.00 |
| Benefits or compensation received by related person | See above. |
| Benefits or compensation received by Company | See above. |
| Description of the transaction | See the above reference transaction with Allen Ramlow. |

*Distributions or Payments*

| Related Person/Entity | see above |
|---|---|
| **Relationship to the Company** | see above |
| **Total amount of money involved** | $0.00 |
| **Benefits or compensation received by related person** | see above |
| **Benefits or compensation received by Company** | see above |
| **Description of the transaction** | The Company is repaying a promissory note to Allan Ramlow as disclosed above. |

## Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

*Current Business Dealings*

| Related Person/Entity | Randall C. Huntsinger, CEO, and Jonathan R. Ganther, COO |
|---|---|
| **Relationship to the Company** | Mr. Huntsinger and Mr. Ganther are majority shareholders and also serve in executive management roles. |
| **Total amount of money involved** | $25,680.00-$26,000.00, monthly |
| **Benefits or compensation received by related person** | Mr. Huntsinger and Mr. Ganther are being compensated for their management services to Brakes To Go. |
| **Benefits or compensation received by Company** | The company is managed and directed but does not pay W-2 salary to these individuals. |
| **Description of the transaction** | Monthly executive management salaries (CEO & COO) are currently paid by a management company separate and distinct from Brakes To Go. This entity charges the Company a monthly fee, which in turn covers executive salaries, family health insurance, disability insurance, and minimal administration fees related to the management company's existence. |

## OTHER INFORMATION

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

## Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Randall C. Huntsinger
(Signature)

Randall C. Huntsinger
(Name)

Chief Executive Officer
(Title)

2020/05/01
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jonathan R. Ganther
(Signature)

Jonathan R. Ganther
(Name)

Chief Operations Officer
(Title)

2020/05/01
(Date)

/s/Randall C. Huntsinger
_____
(Signature)

Randall C. Huntsinger
_____
(Name)

Chief Executive Officer
_____
(Title)

2020/05/01
_____
(Date)

I, Randall C. Huntsinger, being a founder of BTG Operations, LLC, a Limited Liability Company (the "Company"), and the Chief Executive Officer, hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of April 30, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended April 30, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) any tax return information in the Financial Statements reflects accurately the information that would be report in such tax returns.

/s/Randall C. Huntsinger
_____
(Signature)

Randall C. Huntsinger
_____
(Name)

Chief Executive Officer
_____
(Title)

2020/05/01
_____
(Date)

**EXHIBITS**

Exhibit A      Financial Statements

**EXHIBIT A**

*Financial Statements*

**BTG OPERATIONS, LLC**

Unaudited Financial Statements For The Fiscal Year Ended April 30, 2020

**BTG OPERATIONS, LLC**
**BALANCE SHEET**
**APRIL 30, 2020**
_____

**ASSETS**

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 360,711 |
| Prepaid Expenses | | 25,738 |
| Accounts Receivable | | 9,090 |
| Petty Cash | | 1,240 |
| Employee Advances | | 800 |
| TOTAL CURRENT ASSETS | | 397,579 |

**NON-CURRENT ASSETS**

| | |
|---|---:|
| Intangible Assets | 30,000 |
| Accumulated Amortization | (13,492) |
| Fixed Assets | 337,207 |
| Accumulated Depreciation | (98,392) |
| Note Receivable | 91,539 |
| Security Deposit | 7,382 |
| TOTAL NON-CURRENT ASSETS | 354,244 |
| TOTAL ASSETS | 751,824 |

**BTG OPERATIONS, LLC**
**BALANCE SHEET**
**APRIL 30, 2020**

**LIABILITIES AND MEMBERS' EQUITY**

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts Payable | 200,412 |
| Other Current Liabilities | 16,189 |
| TOTAL CURRENT LIABILITIES | 216,600 |
| **NON-CURRENT LIABILITIES** | |
| Convertible Notes | 424,995 |
| Promissory Notes Payable | 292,159 |
| Loans Payable A | 116,282 |
| Loans Payable B | 111,500 |
| Related Party Loan | 91,291 |
| Line Of Credit | 23,559 |
| TOTAL LIABILITIES | 1,276,387 |
| **MEMBERS' EQUITY** | |
| Common Stock (50,000,000 shares authorized; 3,150,174 issued; $0.0001 par value) | 203,168 |
| Retained Earnings (Deficit) | (727,732) |
| TOTAL MEMBERS' EQUITY | (524,564) |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 751,824 |



Unaudited. See accompanying notes.

**BTG OPERATIONS, LLC**
**INCOME STATEMENT**
**FOR THE YEAR ENDED APRIL 30, 2020**
_____

| | |
|---|---:|
| **Operating Income** | |
| Sales, Net | $ 2,059,915 |
| Cost of Goods Sold | 1,119,829 |
| | |
| **Gross Profit** | 940,086 |
| | |
| **Operating Expense** | |
| General & Administrative | 444,474 |
| Wages | 106,896 |
| Advertising | 331,232 |
| Depreciation | 52,971 |
| Legal & Professional | 52,060 |
| Rent | 44,735 |
| Equipment | 6,360 |
| Amortization | 1,932 |
| | |
| | 1,040,660 |
| | |
| **Net Income from Operations** | (100,574) |
| | |
| **Other Income (Expense)** | |
| Interest Expense | (37,928) |
| Tax | (4,575) |
| Franchise Tax | (3,194) |
| Interest Income | 21 |
| | |
| **Net Income** | $ (146,249) |

**BTG OPERATIONS, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED APRIL 30, 2020**
_____

| | | |
|---|---|---:|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ | (146,249) |
| Change in Accounts Payable | | (8,398) |
| Change in Employee Advances | | (543) |
| Change in Prepaid Assets | | 16,306 |
| Change in Accounts Receivable | | (1,091) |
| Amortization | | 5,767 |
| Depreciation | | 49,136 |
| **Net Cash Flows From Operating Activities** | | (85,071) |
| | | |
| **Cash Flows From Investing Activities** | | |
| Purchase of Fixed Assets | | (96,505) |
| Security Deposit | | 2,200 |
| **Net Cash Flows From Investing Activities** | | (94,305) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Issuance of Loans Payable A | | (14,888) |
| Issuance of Related Party Loan | | 2,040 |
| Issuance of Convertible Notes | | 424,995 |
| Issuance of Promissory Note | | (71,591) |
| Issuance of Loans Payable B | | 111,500 |
| Issuance of Notes Receivable | | 25,000 |
| Increase in Line of Credit | | (25,000) |
| Issuance of Common Stock | | 3 |
| **Net Cash Flows From Investing Activities** | | 452,059 |
| | | |
| **Cash at Beginning of Period** | | 88,028 |
| **Net Increase (Decrease) In Cash** | | 272,683 |
| **Cash at End of Period** | $ | 360,711 |

**BTG OPERATIONS, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEAR ENDED APRIL 30, 2020**

| | Common Units Number | Common Units Amount | Retained Earnings | Total Members' Equity |
|---|---|---|---|---|
| Balance at April 30, 2019 | 2,830,539 | $ 203,165 | $ (531,015) | $ (327,850) |
| Prior Period Adjustment To Retained Earnings | | | (50,468) | (50,468) |
| Issuance of Common Stock | 319,635 | 3 | - | 3 |
| Net Income | | | (146,249) | (146,249) |
| Balance at April 30, 2020 | 3,150,174 | $ 203,168 | $ (727,731) | $ (524,563) |

Unaudited. See accompanying notes.

_____

## NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

BTG Operations, LLC, doing business as "Brakes To Go" ("the Company"), is a limited liability company organized under the laws of the State of Texas. The Company is a mobile automotive brake repair company servicing customer throughout Central Texas along the IH-35 corridor. The Company operates on a fiscal year ending April 30.

## NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with early growth stage business enterprises, including dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates include prior period adjustments to retained earnings and a correcting entry to cash to record the consolidation of Austin and San Antonio's operations into a single set of financial statements. These adjustments are present on the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue is generated when customers pay for brake services.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31,

2019, the Company has accrued a reserve of $0 for doubtful accounts. This is because the company does not extend credit to customers.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of trademarks the company developed in 2015 and is amortized over the useful life determined by management.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2021 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2019-2020 $3,619
2020-2021 $3,739

Advertising

The Company records advertising expenses in the year incurred.

Prior Period Adjustment to Retained Earnings

An adjustment was needed due to a roll-forward issue. Ending members' equity for the company's year-end is correctly stated at $(524,564).

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise and sales tax filing requirements in the State of Texas.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

Promissory Notes Payable

In 2016, the company issued a series of promissory notes payable in exchange for cash for the purpose of funding continuing operations ("the Promissory Notes Payable"). The notes carry an interest at the rates between 5% - 9.5% per annum and are due by 2021. The Company makes varied monthly payments on these notes and has capitalized no interest in either year.

Line of Credit

In 2017, the Company received a revolving line of credit in exchange for cash for the purpose of funding continuing operations ("the Line of Credit"). The line of credit carries a variable interest rate and monthly payment based on the outstanding balance owed.

Loans Payable A

In 2016, the company issued a series of loans payable in exchange for cash for the purpose of funding continuing operations ("the Loans Payable"). The loans carry interest rates between 5.99% - 7.5% per annum and are due by 2023. The Company made monthly payments on these loans and has capitalized no interest in either year.

Loans Payable B

In 2020, the company issued a loan payable under the Payroll Protection Program in exchange for cash for the purpose of funding continuing operations ("the Loans Payable B"). The loans carry interest rates at 1.00% per annum and are due by 2022. Per the agreement, the full amount of this loan will be forgiven if the funds are used for certain expense outlined in the agreement. The company has used the funds for the outlined expenses and does not expect to be required to repay this loan.

Related Party Notes Payable

In 2017, the company issued a series of notes payable to related parties in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes Payable"). The notes do not carry an interest rates and are payable at a future date determined by management. In June of 2020, an additional $91,291 was added to this balance for discontinuing operations in San Antonio and carry the same terms mentioned above.

Convertible Notes

In 2019, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Notes"). During 2019, the Company capitalized approximately $0 in interest related to the Notes.


NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

*Level 1* - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
*Level 2* - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
*Level 3* - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

*Market approach* - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
*Income approach* - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
*Cost approach* - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the period ending April 30, 2020, but before August 24, 2020, the date that the financial statements were available to be issued.